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N E W S   R E L E A S E
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INVESTOR CONTACTS:

Larry James                                  Suresh Kumar
(1) 408.941.1110                             (65) 360.4060
jamesl@charteredsemi.com                     sureshk@charteredsemi.com


MEDIA CONTACTS:

Chartered Singapore:                         For Chartered:
--------------------                         --------------
Maggie Tan                                   Laurie Stanley, Wired Island, Ltd.
(65) 360.4705                                (1) 510.656.0999
tanmaggie@charteredsemi.com                  laurie@wiredisland.tc


                CHARTERED UPDATES OUTLOOK FOR SECOND QUARTER 2001

SINGAPORE - MAY 22, 2001 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced that due to weaker-than-expected market conditions, revenues and earnings for the company's second quarter will be below its earlier guidance.

"Like so many others in the semiconductor industry, we have found it to be particularly difficult to forecast near-term revenue trends this year due to weakening economic conditions and the prolonged process of bringing inventories into balance throughout the supply chain," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered. "Our customers have very low near-term visibility, and consequently many have found it necessary to continually adjust their ordering levels. This trend is most apparent with our customers who are in the communications market, which made up approximately one-half of our business base in 2000."

Based on the company's current assessment, revenues for the second quarter will be down approximately 48% from the first quarter of 2001. This compares to prior guidance of a 25% decline. Average factory utilization is expected to be in the low 30s, and it is now anticipated that for the quarter, the company will record a loss in the range of US$0.76 to US$0.78 per American Depositary Share (ADS). This compares to prior guidance of a loss of US$0.50 to US$0.52 per ADS.

"Given the current turbulent market environment, it is difficult to predict revenue trends in the coming quarters for both the industry and Chartered. Our belief continues to be that based on historical patterns

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and on the severity of the decline seen in the first two quarters of 2001,
Chartered's revenues will increase sequentially in both the third quarter and the fourth quarter," said Barry Waite, president & CEO of Chartered.

The company will host a conference call related to this announcement at 9:00a.m. today, May 22, 2001, Singapore time, which is May 21, 6:00p.m. Pacific Time in the US. Participants will be Barry Waite, president & CEO, and Chia Song Hwee, senior vice president, CFO & CAO. The call will be webcast at http://www.charteredsemi.com/investor/index_investor.htm and will be archived for playback on the Web site through May 29, Singapore time.

Chartered anticipates reporting the results of its second quarter on Friday, July 20, Singapore time.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a substantially completed sixth fab that is in the process of being equipped as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to Company's performance in the second quarter of 2001 and for the remainder of 2001 and the statements relating to the near-term and longer-term market outlook and company growth, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends; changes in economic fundamentals; customer demands; the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in the construction and ramp up of our fabrication facilities; the performance level of our fabrication facilities; availability of materials, equipment, manpower and timely regulatory approvals, the availability of financing and terms thereof and the continued success in technological advances. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on management's current view of future events. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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